3-2

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

02015944

October 02, 2001.
Our ref.: 326/01

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

SUPPL

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
<u>File n°. 82-3550</u>

Ladies and Gentlemen

We are sending you two copies of the Relevant Facts of this company, which were published on September 26, 2001.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Adhemar Magon
Vice-President and Investor Relations Director

dlw 3/19

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

File nº 82-3550

Annex A to Letter to the SEC
dated October 02, 2001, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Relevant Facts
Date: published on September 26, 2001
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

U.S. POST OFFICE
DELAYED